Exhibit 99.1

MMTEC, Inc. Announces Entry Into Agreement for a $2.0 million Private Placement

BEIJING, Dec. 20, 2021 /PRNewswire/ -- MMTEC, Inc. (NASDAQ: MTC) ("MMTEC", "we", "our" or the "Company"), a China-based technology company that provides access to the U.S. financial markets, today announced that on December 20, 2021, it had entered into a Securities Purchase Agreement (the "Purchase Agreement") with a single investor (the "Investor") pursuant to which the Investor will make a $2.0 million investment in the Company in a Regulation S private placement.  Under the terms of the Purchase Agreement, the Investor will purchase 5,000,000 common shares of the Company at a purchase price of $0.40 per share. The gross proceeds of the transaction will be approximately $2.0 million before deducting fees and other expenses. The closing of the transaction is expected to occur on or about December 30, 2021, subject to the satisfaction of customary closing conditions for transactions of this type.

The Company currently intends to use the net proceeds from this transaction for growth capital and general working capital purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About MMTEC, Inc.

Headquartered in Beijing, China, our Company develops and deploys a series of platforms, which comprise a business chain that enables Chinese language speaking hedge funds, mutual funds, registered investment advisors, proprietary trading groups, and brokerage firms to engage in securities market transactions and settlements globally. In 2020, the company used internally designed and built system with the US brokerage license and the Cayman fund management qualification to form a series of MOM funds, with the main goal of discovering small and medium-sized institutional investors and helping them set up the fund to issue securities fund products.

More information about the Company can be found at: www.51mm.com

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may", "will", "intend", "should", "believe", "expect", "anticipate", "project", "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company's statements regarding its continued growth, business outlook, and other similar statements are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

CONTACT: Jessie Chang, jessie@xgujia.com, +86 10 5617 2312